NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

DraftKings, Inc.

Name of person relying on exemption:

The New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 15, 2024 email sent by Kyle Seeley, Head of Stewardship, New York State Common Retirement Fund

DraftKings Inc.

VOTE FOR Proposal No. 4

Shareholder Proposal Regarding Disclosure of Certain Political Contributions

Filed by the New York State Common Retirement Fund

Annual Meeting: May 13, 2024

The New York State Common Retirement Fund urges DraftKings Inc. shareholders to vote “FOR” Proposal 4 on the proxy, Shareholder Proposal Regarding Disclosure of Certain Political Contributions.

Companies face legal, reputational, and financial risks when making political contributions. Transparency and accountability around corporate political contributions is a widely adopted best practice and in the best interests of shareholders. Publicly available records reveal that DraftKings has contributed at least $400,000 in corporate funds since the 2010 election cycle, however even a rudimentary accounting of this spending is not provided to shareholders by the Company.

Without knowing DraftKings’ election-related expenditures, investors cannot sufficiently assess the risks nor determine whether spending aligns with our Company’s business strategy, corporate priorities, or other areas of concern. Support for this reasonable, best-practice, widely adopted governance reform will help mitigate risks by introducing transparency and accountability to DraftKings’ political spending.

Support “FOR” Proposal 4 Is Warranted Because:

DraftKings does not disclose its political spending.

DraftKings does not disclose its political spending in any meaningful, decision-useful manner. While the Board’s statement in opposition notes that information about the Company’s political contributions is already available, it can only be found in separate disclosures to the Federal Elections Commission, state election boards, various tax filings, and other sources of public information. Shareholders and potential investors interested in this information should not have to bear the burden of assembling it when the Company could easily disclose with a minimum of effort.

Disclosure of political spending does not limit political spending.

This proposal does not seek to end or curtail the Company’s participation in the political, legislative, or regulatory processes at any level of government. The proposal simply seeks disclosure so that shareholders may determine for themselves whether DraftKing’s political expenditures enhance or diminish shareholder value.

Corporate political spending can be risky.

A company’s reputation, value, and bottom line can be adversely impacted by political spending. The risk is especially serious when giving to trade associations, Super PACs, 527 committees, and “social welfare” organizations – groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not otherwise wish to support.

When the Conference Board released its 2021 “Under a Microscope” report it detailed these risks, and recommended the process suggested in this proposal.1 The organization also said, “a new era of stakeholder scrutiny, social media, and political polarization has propelled corporate political activity – and the risks that come with it – into the spotlight. Political activity can pose increasingly significant risks for companies, including the perception that political contributions – and other forms of activity – are at odds with core company values.”

Disclosure of corporate political spending helps mitigate risks and is a best practice.

In the Citizens United opinion, Supreme Court Justice Kennedy explicitly endorsed disclosure as a proper mitigation, writing, “The First Amendment protects political speech; and disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way.”2

DraftKings’ peers including Marriott International Inc., Penn Entertainment, Inc., and MGM Resorts International, all substantially disclose what this proposal seeks, scoring 92.9%, 91.4% and 84.3% respectively in the 2023 Center for Political Accountability-Zicklin Index. The average S&P 500 company score is 58.3%. DraftKings’ score is 0.0%.3 Because DraftKings’ peers already disclose their political spending, we do not believe disclosure would put the Company at a business disadvantage.

DraftKings failed to engage on the proposal.

DraftKings neither engaged with the Fund regarding this proposal, nor even acknowledged its receipt. We believe engagement with shareholders is a hallmark of sound corporate governance and that DraftKings’ failure to do so in this instance does a disservice to its investors.

DraftKings’ lack of transparency and accountability in relation to its political spending creates risks for shareholders. The Company’s adoption of this reasonable, widely accepted best practice is long overdue. The New York State Common Retirement Fund urges DraftKings Inc. shareholders to vote for Proposal No. 4.

For questions, please contact Sherman Jewett at the New York State Common Retirement Fund, CorpGov@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

_____________________________

1 https://www.conference-board.org/topics/corporate-political-activity/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity

2 https://www.fec.gov/resources/legal-resources/litigation/cu_sc08_opinion.pdf

3 https://www.politicalaccountability.net/wp-content/uploads/2024/02/2023-CPA-Zicklin-Index.pdf